

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Richard Jian Liu
Chief Financial Officer
EHang Holdings Limited
11/F Building One, EHang Technology Park
No. 29 Bishan Blvd., Huangpu District
Guangzhou, 510700
People's Republic of China

> **Re: EHang Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39151**

Dear Richard Jian Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Disclosure Review Program

cc: Will Cai, Esq.